Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-257510
June 28, 2023

REALTY INCOME CORPORATION

PRICING TERM SHEET

4.875% Notes due 2030

5.125% Notes due 2034

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated June 28, 2023 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 29, 2021 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Anticipated Rating:*	A3 by Moody’s Investors Service, Inc. A- by Standard & Poor Global Ratings

Securities:	4.875% Notes due 2030 (the “2030 notes”) 5.125% Notes due 2034 (the “2034 notes”)

The 2030 notes and the 2034 notes (collectively, the “notes”) will each constitute a separate series of the Company’s debt securities under the indenture governing the notes.

Trade Date:	June 28, 2023

Expected Settlement Date:	July 6, 2023 (London T+6)

Delayed Settlement:	The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the sixth business day following the date of this pricing term sheet. Under rules of the U.S. Securities and Exchange Commission (the “SEC”), trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Offering Format:	SEC registered

Net Proceeds:	Approximately €1,086.9 million after deducting the underwriting discounts but before deducting other estimated expenses payable by the Company

Use of Proceeds:	The Company intends to use the net proceeds it receives from this offering for general corporate purposes, which may include, among other things, the repayment or repurchase of the Company’s indebtedness (including borrowings under the Company’s revolving credit facility or commercial paper programs), foreign currency or interest rate swaps or other hedging instruments, the development and acquisition of additional properties and other acquisition or business combination transactions, and the expansion and improvement of certain properties in the Company’s portfolio. For information concerning potential conflicts of interest that may arise from the use of proceeds to repay borrowings under the Company’s revolving credit facility and commercial paper programs or other indebtedness, see “Underwriting (Conflicts of Interest) — Other Relationships” and “Underwriting (Conflicts of Interest) — Conflicts of Interest” in the Preliminary Prospectus Supplement.

Principal Amount:	2030 notes: €550,000,000 2034 notes: €550,000,000

Denominations:	2030 notes: €100,000 and integral multiples of €1,000 in excess thereof 2034 notes: €100,000 and integral multiples of €1,000 in excess thereof

Maturity Date:	2030 notes: July 6, 2030 2034 notes: July 6, 2034

Day Count Convention:	2030 notes: ACTUAL/ACTUAL (ICMA) 2034 notes: ACTUAL/ACTUAL (ICMA)

Interest Rate:	2030 notes: 4.875% per annum, accruing from July 6, 2023 2034 notes: 5.125% per annum, accruing from July 6, 2023

Interest Payment Dates:	2030 notes: Annually on July 6, commencing July 6, 2024 2034 notes: Annually on July 6, commencing July 6, 2024

Price to Public:	2030 notes: 99.421%, plus accrued interest, if any 2034 notes: 99.506%, plus accrued interest, if any

Benchmark Bund:	2030 notes: DBR 0.000% due February 15, 2030 2034 notes: DBR 2.300% due February 15, 2033

Benchmark Bund Price/Yield:	2030 notes: 85.840 / 2.330% 2034 notes: 99.850 / 2.316%

Spread to Benchmark Bund:	2030 notes: +264.5 basis points 2034 notes: +286.9 basis points

Mid-Swap Yield:	2030 notes: 3.025% 2034 notes: 2.935%

Spread to Mid-Swap:	2030 notes: +195 basis points 2034 notes: +225 basis points

Issue Yield:	2030 notes: 4.975% 2034 notes: 5.185%

Optional Redemption:	Prior to May 6, 2030 (the “2030 Notes Par Call Date”), the 2030 notes will be redeemable and, prior to April 6, 2034 (the “2034 Notes Par Call Date”), the 2034 notes will be redeemable, in each case at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of:

(a)	100% of the principal amount of the notes of the applicable series to be redeemed, and

(b)	the sum of the present values of the remaining scheduled payments of principal of and interest on the notes of such series to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming that the notes of such series matured and that accrued and unpaid interest on the notes of such series was payable on the 2030 Notes Par Call Date, in the case of the 2030 notes, or the 2034 Notes Par Call Date, in the case of the 2034 notes, discounted to such redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the Comparable Government Bond Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 40 basis points, in the case of the 2030 notes, or 45 basis points, in the case of the 2034 notes, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest on the principal amount of the notes of the applicable series being redeemed to such redemption date.

On and after the 2030 Notes Par Call Date, the 2030 notes will be redeemable and, on and after the 2034 Notes Par Call Date, the 2034 notes will be redeemable, in each case at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the notes of the applicable series to be redeemed, plus accrued and unpaid interest on the principal amount of the notes of such series being redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

Tax Redemption:	The notes of each series will be redeemable, in whole but not in part, at the option of the Company in the event of certain changes in United States taxation at a redemption price equal to 100% of the principal amount of the notes of such series, plus accrued and unpaid interest on the notes of such series to the applicable redemption date. See "Description of Notes—Redemption for Changes in Taxes" in the Preliminary Prospectus Supplement for further terms and provisions applicable to redemption of the notes under these circumstances.

CUSIP:	2030 notes: 756109 BU7 2034 notes: 756109 BV5

ISIN:	2030 notes: XS2644969425 2034 notes: XS2644969698

Common Code:	2030 notes: 264496942 2034 notes: 264496969

Listing:	The Company intends to apply to list the notes on the New York Stock Exchange. No application will be made by the Company for the notes to be listed, quoted and/or admitted to trading on or by any stock exchange or other competent authority in the European Economic Area.

Underwriters

Joint Book-Running Managers:	Wells Fargo Securities International Limited
Barclays Bank PLC
Merrill Lynch International
J.P. Morgan Securities plc
Banco Bilbao Vizcaya Argentaria, S.A.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse International
Goldman Sachs & Co. LLC
Mizuho International plc
Morgan Stanley & Co. International plc
RBC Europe Limited
Scotiabank (Ireland) Designated Activity Company
The Toronto-Dominion Bank
U.S. Bancorp Investments, Inc.

Co-Lead Managers:	BNY Mellon Capital Markets, LLC
PNC Capital Markets LLC
Regions Securities LLC
Truist Securities, Inc.

Senior Co-Managers:	Bank of Montreal, London Branch
Citizens Capital Markets, Inc.
Huntington Securities, Inc.

Co-Managers:	UBS AG London Branch
Comerica Securities, Inc.
Moelis & Company LLC
Samuel A. Ramirez & Company, Inc.
Academy Securities, Inc.
Loop Capital Markets LLC
R. Seelaus & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank, which is a lender under the Company’s $4.25 billion revolving credit facility and $250.0 million term loan facility.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc. A subsidiary of Associated Banc-Corp is a lender under the Company’s $4.25 billion revolving credit facility and $250.0 million term loan facility.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Wells Fargo Securities International Limited by telephone at +44-20-3942-8537, Barclays Bank PLC by telephone at 1-888-603-5847, Merrill Lynch International by telephone at +1 (800) 294-1322 or J.P. Morgan Securities plc by telephone (collect) at +44-20-7134-2468.

UK MiFIR – professionals / ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in EEA or UK.